Carlyle Select Trust 520 Madison Avenue, 38th Floor New York, New York 10022	Matthew Cottrell Secretary (212) 813-4900

July 31, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering July 1, 2014 through July 1, 2015 for Carlyle Select Trust (811-22928)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to Carlyle Select Trust (the “Trust”). Please note for the Commission’s records, the following:

a.	A copy of the Trust’s executed Fidelity Bond is enclosed under Exhibit 1;

b.	A copy of the resolution from the March 31, 2014 meeting of the Trust’s Board of Trustees at which a majority of trustees not considered “interested persons” within the meaning of the 1940 Act, approving the amount, type, form and coverage of the Fidelity Bond is enclosed under Exhibit 2;

c.	The Fidelity Bond will cover the period from July 1, 2014 through July 1, 2015; and

d.	The premium for the Fidelity Bond has been paid through July 1, 2015.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Matthew Cottrell
Matthew Cottrell
Secretary

Enclosures